UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-54454
CUSIP NUMBER:

(Check one)

      . Form 10-K         . Form 20-F         . Form 11-K      X  . Form 10-Q         .  Form N-SAR         . Form N-CSR

For period ended:  June 30, 2011

      . Transition Report on Form 10-K

      . Transition Report on Form 20-F

      . Transition Report on Form 11-K

      . Transition Report on Form 10-Q

      . Transition Report on Form N-SAR

For the Transition Period Ended: ___________.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: __________.

PART I - REGISTRANT INFORMATION

Trophy Hunting Unlimited, Inc.

Full name of registrant

N/A

Former Name If Applicable

Nevada	000-54454	20-5250993
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

7500 Saddle Mountain Road Bozeman, MT 59715
Address of Principal Executive Office

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

X .	a.	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X .	b.

The subject annual report, semi-annual report, transition on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following  the prescribed  due date;  or the subject quarterly  report or  transition report on Form 10-Q or subject distribution report on Form 10-D, or portion  thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

.	c.	The accountant's statement or other exhibit required by Rule 12b- 25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period:

Registrant did not obtain all the necessary information prior to the filing date and the attorney and accountant could not complete the required legal information and financial statements and management could not complete the Management's Discussion and Analysis of such financial statements prior to June 30, 2011.

PART IV - OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification:

Debra Arkell	(406) 587-5933
Name	Area Code and Phone Number

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?  If answer is no, identify report(s).

Yes   X  . No      .

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes      . No   X  .

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Trophy Hunting Unlimited, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By:

/s/ Debra Arkell

Name:

Debra Arkell, President,

Date:  August 16, 2011

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